SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 8, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, Cedex 9
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosure:

One press release relating to Aventis Behring.

Press Release

Your Contacts:
Nathalie Jecker	Patricia Munzer
Aventis Global Communications	Aventis Global Communications
Tel.: +33 (0) 3 88 99 11 16	Tel.: +1 917 965 14 11
Nathalie.Jecker@Aventis.com	Patti.Munzer@Aventis.com

Aventis agrees to divest Aventis Behring to CSL Limited for up to US$925 million

Strasbourg, France, December 8, 2003 – Aventis and CSL Limited have signed an agreement under which CSL will acquire Aventis Behring, the therapeutic proteins business of Aventis. The transaction, which is subject to approval by antitrust authorities, is expected to close during the first half of 2004.

Under the terms of the agreement, Aventis will receive up to US$925 million, consisting of a cash payment of US$550 million upon closing as well as a total of US$125 million in deferred payments, which will be made in three installments: US$30 million on July 1, 2006; US$30 million on December 31, 2006; and a final payment of US$65 million on December 31, 2007. In addition, Aventis can receive up to US$250 million in additional payments from CSL on the fourth anniversary of the closing of the transaction based on the performance of CSL’s share price.

“The divestiture of Aventis Behring marks another successful step toward our objective to strategically position Aventis as a focused pharmaceuticals company and to dispose of our remaining non-core activities by the end of 2004. Once completed, this transaction is expected to be neutral to the earnings of Aventis and positive toward our free cash flow,” said Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer of Aventis. “As the industry leader, CSL will now be in a position to invest appropriately in this business to ensure future success,” concluded Langlois.

As part of this divestment, Aventis will take a write-down of approximately € 350-400 million (after tax), against the book value of Aventis Behring and related assets, in the fourth quarter of 2003. Aventis Behring has been classified as a non-core business, so this charge will have no impact on cash or profitability of the Aventis core business, which incorporates the company’s activities in prescription drugs, human vaccines and animal health.

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com
Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim

About Aventis Behring

Aventis Behring is a global leader in the therapeutic protein and recombinant products industry, providing a wide range of innovative, high-quality therapies and unique support services to patients worldwide. Aventis Behring, headquartered in King of Prussia, Pennsylvania, USA, reported annual sales of € 1.068 billion in 2002 and employs approximately 5,800 people worldwide. For more information, please visit: www.aventisbehring.com

About CSL Limited

The CSL Group of companies develops, manufactures and markets pharmaceutical products of biological origin. Its business is health care:

• Life-saving products derived from human plasma;

• Pharmaceuticals and diagnostics essential to health;

• Cell culture reagents for the pharmaceutical industry;

• Veterinary vaccines and diagnostics to protect livestock and companion animals.

CSL has manufacturing facilities in Europe, the USA and Australia. The Group operates globally through four businesses: Human Health, JRH Biosciences, Animal Health, ZLB Plasma Services.

CSL’s Human Health business includes the operations of ZLB Bioplasma, CSL Bioplasma and CSL Pharmaceutical, as well as its global new product development activities.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers”.

For further information:

CSL Limited

Mark Dehring

Tel. : +61 3 9389 2818

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: December 8, 2003	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel